Exhibit 23.05

Consent of Independent Registered Public Accounting Firm

The Board of Directors
NRG Energy, Inc.:

We consent to the use of our reports dated February 28, 2017 with respect to the consolidated balance sheets of NRG Energy, Inc. as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive (loss)/income, cash flows, and stockholders’ equity for each of the years in the three-year period ended December 31, 2016 and the effectiveness of internal control over financial reporting incorporated by reference herein on the registration statement on Form S-4 to register $1,250,000,000 of 6.625% Senior Notes due 2027 and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated February 28, 2017 contains an emphasis of matter paragraph regarding GenOn Energy, Inc. and its consolidated subsidiaries’ ability to continue as a going concern.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 28, 2017